SEC MAIL PROCESSING SECTION
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MAR 13 2006
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Yieldquest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Lenox Road NE – Suite 1750
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company CPAs P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105, Covington, Georgia 30014
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Summers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Yield Quest Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

Notary Public, Cherokee County, Georgia
My Commission Expires June 21, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YIELDQUEST SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
YIELDQUEST SECURITIES, LLC

We have audited the accompanying statement of financial condition of YieldQuest Securities, LLC as of December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YieldQuest Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
March 6, 2006

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

YIELDQUEST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:		
Cash	$	25,940
Deposits with clearing organization		907,780
Commissions receivable		658,468
Employee advances		13,050
Total current assets		1,605,238
FURNITURE AND EQUIPMENT		413,438
Less accumulated depreciation		(70,074)
Furniture and equipment - net		343,364
OTHER ASSETS:		
Organizational costs, net of accumulated amortization of $185		2,038
Deposits		31,935
Total other assets		33,973
TOTAL	$	1,982,575

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	500,333
Payable to clearing organization		442,792
Total current liabilities		943,125
MEMBERS' EQUITY		1,039,450
TOTAL	$	1,982,575

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES - COMMISSIONS	$ 2,343,465
EXPENSES:	
Salaries and benefits	647,447
Legal and professional fees	606,729
Research	467,636
Depreciation	70,074
Travel	65,226
Rent	61,226
Clearing	39,111
Licenses and permits	44,840
Marketing	43,736
Meals and entertainment	29,906
Insurance	19,636
Office supplies	15,960
Telephone	13,530
Postage and delivery	6,805
Cleaning and maintenance	4,158
Auto	3,182
Bank charges	2,013
Taxes and licenses	876
Printing and reproduction	216
Amortization	185
Total expenses	2,142,492
NET INCOME	200,973
MEMBERS' EQUITY, JANUARY 1	-
MEMBERS' CONTRIBUTIONS	838,477
MEMBERS' EQUITY, DECEMBER 31	$ 1,039,450

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:		
Net income	$	200,973
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		70,259
Increase in commissions receivable		(658,468)
Increase in deposits from clearing organization		(907,780)
Increase in employee advances		(13,050)
Increase in accounts payable and accrued liabilities		500,333
Increase in payable to clearing organization		442,792
Increase in security deposits		(31,935)
Net cash used by operating activities		(396,876)
INVESTING ACTIVITIES:		
Purchase of fixed assets		(413,438)
Purchase of organization costs		(2,223)
Net cash used by investing activities		(415,661)
FINANCING ACTIVITIES - MEMBERS' CONTRIBUTIONS		838,477
NET INCREASE IN CASH		25,940
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	25,940

See Independent Auditors' Report and
Notes to Financial Statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business

YieldQuest Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Georgia limited liability company (LLC).

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions and agency transactions.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Income Taxes

The Company is a limited liability company for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to thirty one years. Amortization is provided on a straight-line basis using an estimated useful life of five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED**

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. **COMMISSIONS RECEIVABLE AND PAYABLE**

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2005 was $658,468.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $594,929, which was $424,929 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 84%.

4. **RELATED PARTY TRANSACTIONS**

The members contributed $838,477 to the Company in 2005, and is reflected as members' contributions on the statement of changes in members' equity. The members were paid salaries of $366,269 which is reflected on the statement of operations as salaries and benefits. A bonus was also accrued to the members of $75,385 which is reflected on the balance sheet as accrued liabilities.

There are two related companies that share common control. One company provides marketing support for the Company. The other company is a registered investment advisor (RIA) that provides research for the Company. The Company paid $400,000 to the marketing company for marketing services which is classified as legal and professional fees on the statement of operations. There is $150,000 included in accounts payable on the statement of operations that is due to the marketing company under common control.

4. **RELATED PARTY TRANSACTIONS, CONTINUED**

For the year ended December 31, 2005, the Company paid the RIA under common control $271,000 which is reflected on the statement of operations as research. There is $129,000 included in accounts payable on the statement of operations that is due to the RIA under common control.

During 2005, the Company also paid a third entity under common control $266,502 for fixed assets and expenses paid on the Company's behalf.

5. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2005, are as listed below:

Year Ending December 31:		
2006	$	300,333
2007		291,173
2008		222,175
2009		228,347
2010		234,682
Total	$	1,276,710

The aggregate expense for the year ended December 31, 2005 was $61,226.

6. **EXEMPTIVE PROVISION**

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k)(2)(ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is First Clearing, LLC.

7. **SUBSEQUENT EVENT**

In February, 2006, the Company offered four valued employees minority interests in the Company for a nominal price of $10 each for their valued work for the Company. The offers are expected to be accepted in the first quarter of 2006 bringing the total number of limited liability company members from four to eight.

YIELDQUEST SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

		SCHEDULE 1
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	1,039,450
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Furniture and equipment - net		(343,364)
Organizational costs - net		(2,038)
Haircuts on securities		(54,134)
Employee advances		(13,050)
Deposits		(31,935)
NET CAPITAL		594,929
AGGREGATE INDEBTEDNESS -		
Accounts payable and accrued liabilities		500,333
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum dollar net capital requirement		100,000
Excess net capital		494,929
Excess net capital at 1,000 percent		544,896
Percentage of aggregate indebtedness to net capital		84%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		586,565
Audit adjustments to reduce expenses and payables		8,364
NET CAPITAL PER ABOVE	$	594,929

See Independent Auditors' Report

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Members
YIELDQUEST SECURITIES, LLC

In planning and performing our audit of the financial statements and supplemental schedule of YieldQuest Securities, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wade J. Bowden & Company

Wade J Bowden & Company CPAs, P.C.
March 6, 2006